FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2004

International Telecommunications Company Inc.

(Translation of registrant’s name into English)

Compañía Internacional de Telecomunicaciones S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item
1.	English translation of the letter and enclosures dated March 29, 2004 from Compañía Internacional de Telecomunicaciones S.A. to the Buenos Aires Stock Exchange regarding the enclosed board resolutions and notice of ordinary general meeting of shareholders.

Item 1

Compañía Internacional de Telecomunicaciones S.A.

Buenos Aires, March 29, 2004

Messrs.,

Buenos Aires Stock Exchange

Re: Notification of Meeting on April 19th, 2004

Preview Presentation

Dear Sirs,

I take pleasure in addressing you in representation of Compañía Internacional de Telecomunicaciones, domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and, in compliance with the provisions in section 74 of the Listing Regulations, I herewith include the following documentation:

a) Minutes of Corporation’s Board Meeting Number 153, dated February 10th, 2004, whereby an Ordinary General Meeting is summoned.

b) Text of the summons notice.

Having no further matters to address, I conclude,

/s/ Pablo Llauró

MINUTES OF BOARD MEETING Nº 153 HELD ON FEBRUARY 10th, 2004

In the city of Buenos Aires, on February 10th, 2004, at 10.00 am, presided over by Mr. Mario Eduardo Vázquez, Vice Chairman of the Board, and with the purpose of celebrating the previously notified meeting of the Board of Directors of Compañía Internacional de Telecomunicaciones S.A., the undersigning Directors and Alternate Directors meet at the company’s legal address at Avenida Ingeniero Huergo 723, ground floor. Members of the Supervisory Committee also signing this minute are likewise present. The meeting is opened, Mr. Vázquez takes the floor and states that, having constituted quorum, this meeting of the Board of Directors is formal and valid. Mr. Vázquez then submits to the consideration of the Board the first point in the Agenda, that states as follows:

1.-“ Approval of the Financial Statements as at December 31st, 2003”. Mr. Vázquez submits to the consideration of the Board the Company’s Annual Report, Balance Sheet, Operating and Financial Review and Prospects, Auditor’s Report, Report of the Supervisory Committee, Statement of Income, Statement of Changes in Net Equity, Statement of Cash Flow, Appendixes and Notes to the Financial Statements, and all other documentation referred to in the Law of Business Entities section 234, paragraph 1, as well as the Financial Statements and Operating and Financial Review and Prospects in English, documentation corresponding to the fiscal twelve month period started on January 1st, 2003 and ended on December 31st, 2003, a draft copy of which was previously distributed to the Directors and members of the Supervisory Committee. Mr. Vázquez takes the floor, and explains the more relevant aspects of the documentation. After a detailed analysis, the Board unanimously resolves to approve all the aforementioned documentation, as well as the filing thereof with the National Securities Commission, the Buenos Aires Stock Exchange, and the United States Securities and Exchange Commission. Next, the second point on the Agenda is discussed. It states as follows:

2. “Temporary replacement of the Chairman.” Since the Chairman will be away from the country on the date the Financial Statements which were approved in the preceding point of the Agenda are to be signed, the Board of Directors unanimously resolves to appoint the Vice Chairman to act as Chairman to that effect, for that purpose and temporarily, and to sign, in that capacity, the audited Financial Statements and all documentation referred to in section 234, paragraph 1 of the Law of Business Entities, corresponding to the fiscal period ended on December 31st, 2003. Next, the third point on the Agenda submitted to consideration. It reads as follows:

3.- “Notification of the Ordinary General Meeting”. Mr. Mario Eduardo Vázquez takes the floor, and states that, in compliance with legal corporate provisions, and in agreement with the Corporation’s bylaws and the resolutions pursuant to point 1 of the Agenda, it is appropriate to summon an Ordinary General Meeting. In this respect, the Board of Directors unanimously resolves that the Company’s shareholders be summoned to attend the Ordinary General Meeting that will be held on April 19th, 2004, at 11:00 am (first call), and at 12.00 pm, (second call), at Avenida Ingeniero Huergo 723, 21st floor, City of Buenos Aires (is not the legal address of the company) with the following Agenda:

1.- Appointment of two shareholders to approve and sign the Minutes.

2.- Consideration of the Company’s Annual Report, Balance Sheet, Operating and Financial Review and Prospects, Auditor’s Report, Report of the Supervisory Committee, Statement of Income, Statement of Changes in Net Equity, Statement of Cash Flow, Appendixes and Notes to the Financial Statements, all other documentation referred to in the Law of Business Entities, section 234, paragraph 1, as well as the Financial Statements and Operating and Financial Review and Prospects in English, documentation corresponding to the fiscal twelve month period started on January 1st, 2003 and ended on December 31st, 2003. Distribution of retained earnings as at December 31st, 2003.

3.- Consideration of the performance of the Board and Supervisory Committee members for the fiscal year ended on December 31st, 2003.

4.- Consideration of the compensation to the Board of Directors for the fiscal year ended on December 31st, 2003.

5.- Consideration of the compensation to the Supervisory Committee for the fiscal year ended on December 31st, 2003.

6.- Determination of the number and the names of the Directors and Alternate Directors to be appointed.

7.- Appointment of three members and alternate members to the Supervisory Committee.

8.- Determination of the compensation to the Certifying Accountant of the Financial Statements for the fiscal year ended December 31st, 2003 and appointment of a Certifying Accountant for the Financial Statements for the fiscal year to end on December 31st, 2004.

9.- Approval of the Audit and Control Committee’s operating budget.

Having no other matters to discuss, the meeting is adjourned at 10:30 am.

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

SUMMONS NOTICE

The Company’s shareholders are summoned to attend the Ordinary General Meeting that will be held on April 19th, 2004, at 11:00 am (first call), and at 12:00 am, (second call), at Avenida Ingeniero Huergo 723, 21st floor, City of Buenos Aires (not the head office) with the following:

AGENDA:

1.- Appoint two shareholders to approve and sign the Minutes.

2.- Submit for consideration the Annual Report, Balance Sheet, Highlights, Auditor’s Report, Report of the Oversight Committee, Statement of Income, Statement of Changes in Net Equity, Statement of Cash Flow, Appendixes and Notes to the Financial Statements, and all other documentation referred to in the Law of Business Entities section 234, paragraph 1, as well as the Financial Statements and Highlights in English, documentation related to the fiscal twelve month period started on January 1st, 2003 and ended on December 31st, 2003. Distribution of retained earnings as at December 31st, 2003.

3.- Submit for consideration the performance of the Board and Oversight Committee members for the fiscal year ended on December 31st, 2003.

4.- Submit for consideration the compensation to the Board of Directors for the fiscal year ended on December 31st, 2003.

5.- Submit for consideration the compensation to the Oversight Committee for the fiscal year ended on December 31st, 2003.

6.- Determine the number and the names of the Directors and Alternate Directors to be elected.

7.- Elect three members and alternate members to the Oversight Committee.

8.- Determine the compensation to the Certifying Accountant of the Financial Statements for the fiscal year ended December 31st, 2003 and appoint a Certifying Accountant of the Financial Statements for the fiscal year to end on December 31st, 2004.

9.- Approve the operating budget of the Audit and Control Committee.

BOARD OF DIRECTORS

Note: In order to attend the meeting, shareholders are required to comply with the notification provided for in section 238 of Law 19.550, at Avenida Ingeniero Huergo 723, 17th floor, in the City of Buenos Aires, between 2.00 pm and 6.00 pm before the deadline of 6.00 pm on April 13th, 2004.

Mario Eduardo Vázquez

Vice Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

By:	/s/ Cecilia Maestri
Name:	Cecilia Maestri
Title:	Power of Attorney

Date: April 1, 2004